April 7, 2010
VIA EDGAR AND FEDERAL EXPRESS
Mr. Max A. Webb
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Film Department Holdings, Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed April 7, 2010 File No. 333-163514
Dear Mr. Webb:
          On behalf of The Film Department Holdings LLC, a Delaware limited liability company (the “Company”), there is hereby transmitted for filing, pursuant to the Electronic Data Gathering, Analysis and Retrieval system, Amendment No. 5 to the Form S-1 of the Company filed on April 7, 2010 (“Amendment No. 5”).
          Amendment No. 5 has been prepared in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) to Amendment No. 3 to Form S-1 of the Company filed on March 22, 2010 (“Amendment No. 3”) and amends Amendment No. 4 to the Form S-1 of the Company filed on April 6, 2010 (“Amendment No. 4”). The Staff’s comments are set forth in a letter dated April 1, 2010, from Max A. Webb, Assistant Director, addressed to Mark Gill, Chief Executive Officer of the Company. Responses to such comments are set forth below and are keyed to the above-referenced comment letter. Enclosed herewith is a marked copy of Amendment No. 5 showing the Company’s changes to Amendment No. 3 based on the Staff’s comments. We respectfully request that the Staff review Amendment No. 5 and the responses set forth herein rather than Amendment No. 4 and the correspondence to the Staff dated April 6, 2010 associated therewith.

Mr. Max A. Webb	Page 2
U.S. Securities and Exchange Commission
April 7, 2010
          Attached hereto as Exhibit A is a report from the Motion Picture Association of America entitled “Theatrical Market Statistics: 2009.” This report is the source of statements made in the “Prospectus Summary” and “Our Business” sections of Amendment No. 5 related to worldwide and domestic box office revenues and growth.
Registration Statement on Form S-1
Use of Proceeds, page 19
1.	We note your revision in response to our prior comment no. 6. Please revise further to disclose the particular threshold triggers under the Earthbound production loan agreement.

The Company acknowledges the Staff’s comment with respect to the thresholds triggers related to the Earthbound production loan. Because it is now apparent that these thresholds will not be met, the Company will be required to use $1.25 million of the net proceeds of this offering to pay down the Earthbound loan. Accordingly, the Company has revised its disclosure with respect to this issue in the sixth paragraph of the “Use of Proceeds” section and the second paragraph of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — HWMP Investment and Recapitalization” section.

2.	Please reposition the sixth paragraph as one of the bullet uses of proceeds. Your text explains the circumstances under which you may not need to spend the moneys it calls for, but you currently do need to so it is a use of proceeds like the others.

The Company acknowledges the Staff’s comment with respect to the addition of the paydown of the Earthbound production loan as an identified use of offering proceeds and has revised its disclosure in the second paragraph of the “Use of Proceeds” section accordingly.

3.	Also, revise the second sentence of the third paragraph to clarify what you mean by the company’s “productions.”

The Company acknowledges the Staff’s comment with respect to the use of the word “productions” and has replaced this word with the term “movie projects” in the second sentence of the third paragraph of the “Use of Proceeds” section.

4.	Please file the Earthbound production loan agreement with the next amendment.

The Company acknowledges the Staff’s comment with respect to filing of the Earthbound production loan and the relevant loan agreement has been filed with Amendment No. 4 as Exhibit No. 10.19.

5.	We note your disclosure that “the additional proceeds we receive from Law Abiding Citizen as well as proceeds we receive from The Rebound and Earthbound, will be

Mr. Max A. Webb	Page 3
U.S. Securities and Exchange Commission
April 7, 2010
available to us for working capital and for general corporate purposes.” Please revise to note, if true, that the additional proceeds from these productions may be significantly less than the percentage of the proceeds that will be used to repay the second lien notes, therefore reducing the amount of cash available for working capital and general corporate purposes.

The Company acknowledges the Staff’s comment with respect to proceeds related to Law Abiding Citizen, The Rebound and Earthbound. Pursuant to verified box office revenue and its contractual rights with the distributors of each film, the Company expects aggregate receipts from Law Abiding Citizen and the international exploitation of The Rebound of approximately $34.40 million. These expected receipts far exceed the Company’s current aggregate liability under the Second Lien Notes of approximately $27.56 million. Accordingly, it is almost certain that the payments to be made on the Second Lien Notes will not reduce the amount of cash available for working capital and general corporate purposes. However, the Company has revised its disclosure in the fourth paragraph of the “Use of Proceeds” section to indicate that, to the extent that the amount of actual receipts is less than expected, it will reduce the funds available to the Company for working capital and general corporate purposes.
HWMP Investment, page 24
6.	Please update the second paragraph of this section to disclose whether or not the contribution of $9.36 million through March 8, 2010 was received as expected. This comment also applies to the sixth paragraph on page 37 and the disclosure at the top of page 40.

The Company acknowledges the Staff’s comment with respect to the HWMP investment and has revised its disclosure in the third paragraph of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — HWMP Investment and Recapitalization” section to reflect the fact that the Company has already received $9.38 in total investment from HWMP as of April 2, 2010.
Management’s Discussion and Analysis
Year Ended Dec. 31, 2009 Compared to the Year Ended Dec. 31 2008
Revenues, page 33
7.	We note your disclosure that you have not exploited your distribution rights in the U.S. for The Rebound but expect to receive additional revenues at such time you decide to exploit these rights. In order to present a balanced disclosure, please revise to discuss the costs you expect to incur in connection with the U.S. distribution of this film. Also, please state whether or not the financial metrics outlined on pages 30-32 will apply to The Rebound.

Mr. Max A. Webb	Page 4
U.S. Securities and Exchange Commission
April 7, 2010
The Company acknowledges the Staff’s comment with respect to the U.S. distribution and exploitation of The Rebound and has expanded its disclosure in the second paragraph of “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008” to (1) quantify P&A expenses related to U.S. distribution of this film and (2) affirm the applicability of the financial metrics discussed at “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Film-Specific Financial Metrics” to this film.
Liquidity and Capital Resources
Default and Forbearance Arrangements, page 37
8.	On page 39, we note the revisions to your disclosure in response to our prior comment no. 11. In particular, you state that you expect to receive an additional $12.09 million in receivables which you will use to repay in part the Eton Park outstanding balance. We assume these receivables are related to the expected revenues from Law Abiding Citizen. Please verify that our assumption is correct and clarify your disclosure accordingly.

The Company acknowledges the Staff’s comment with respect to the source for payments on the Second Lien Notes and has revised its disclosure in the seventh paragraph of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — HWMP Investment and Recapitalization” section to clarify that these payments will be made from receivables related to Law Abiding Citizen and receivables related to the U.S. exploitation of The Rebound.

9.	Also, on page 39 we note your revised disclosure to address our prior comment no. 12. You state your plan to recycle funds earned from each film and invest the funds in upcoming films to provide sufficient capital to execute your business plan. Please balance this disclosure with a discussion of the $54.6 million of cash you have used in operations since inception. In addition, it may also be appropriate to discuss the level of profitability that you are estimating for your future films, and the fact that results below expectation may inhibit your ability to execute your business plan over the time period anticipated. In the alternative, you could include a cross reference to the discussion of “Going Concern” on pages 41-42.

The Company acknowledges the Staff’s comment with respect to expanded disclosure related to the recycling of funds earned from each film and has revised the eighth paragraph of “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — HWMP Investment and Recapitalization” to include a discussion of cash used since inception of the Company and the financial returns related to the Company’s equity investments in Law Abiding Citizen and The Rebound. This revision also includes a cross reference to the “Going Concern” discussion.

Mr. Max A. Webb	Page 5
U.S. Securities and Exchange Commission
April 7, 2010
* * *
          The Company believes the foregoing is responsive to the Staff’s comments and hopes that the Company has resolved the comments to the Staff’s satisfaction. Your prompt attention to this response will be appreciated.
          If you have any questions regarding Amendment No. 5 or the foregoing response or if any additional information is needed, please call Joseph M. Crabb of Squire, Sanders & Dempsey L.L.P. at (602) 528-4084, and fax number (602) 253-8129.
Sincerely,
/s/ Squire, Sanders & Dempsey L.L.P.
Squire, Sanders & Dempsey L.L.P.
Enclosures
cc:     Tarik Gause (w/encls.)

Mr. Max A. Webb	Page 6
U.S. Securities and Exchange Commission
April 7, 2010
Exhibit A
[Attached]

theatrical market statistics 2009 l

Table of Contents • Box office Pg. 3-6 • Attendance • Spotlight: Attendance Demographics Pg. 7-9 • Attendance and Ticket Price Comparison Pg. 10 • Films Pg. 11-12 • Screens Pg. 13-15 • Appendix: Attendance Demographic Breakouts Pg. 16-20 l 2

Worldwide Box Office

Worldwide box office for all films reached $29.9 billion in 2009, up 7.6% over 2008's total. International box office ($19.3 billion) made up 64% of the worldwide total, while U.S. and Canada ($10.6 billion)[1] made up 36%, a proportion consistent with the last several years. U.S./Canada box office and international box office in U.S. dollars are both up significantly over five years ago.



Worldwide Box Office (US $ Billions)
Source: MPAA, incorporating Rentrak Corporation, Screen Digest, and local sources
International
U.S./Canada
$35
$30
$25
$20
$15
$10
$5
$0
$23.1
$25.5
$26.3
$27.8
$29.9
14.3
(62%)
16.3
(64%)
16.6
(63%)
18.1
(65%)
19.3
(64%)
8.8
9.2
9.6
9.6
10.6
2005
2006
2007
2008
2009

	2005	2006	2007	2008	2009	% Change 09 vs. 08	% Change 09 vs. 05
U.S./Canada[1]	$8.8	$9.2	$9.6	$9.6	$10.6	10.1%	20.3%
International	$14.3	$16.3	$16.6	$18.1	$19.3	6.3%	35.1%
Worldwide	$23.1	$25.5	$26.3	$27.8	$29.9	7.6%	29.4%

[1] Rentrak Corporation completed acquisition of Nielsen EDI in February 2010. MPAA has updated its U.S./Canada box office data to Rentrak Corporation for 2010 and prior years through 1998, using Rentrak's Calendar Year (January 1-December 31) data for clarity and to harmonize with the demographic attendance analysis.

3

Int'l Box Office By Region

International box office increased 6.3% in 2009, with the largest growth (12.3%) in Asia Pacific. 81% of the Asia Pacific increase occurred in Japan and China. Europe, Middle East & Africa (EMEA) remains more than half (51%) of the international box office total.



International Box Office by Region (US$ Billions)
Source: MPAA, incorporating Rentrak Corporation, Screen Digest, and local sources
EMEA
Asia Pacific
Latin America
$12
$10
$8
$6
$4
$2
$0
$7.6
$5.6
$1.1
$8.6
$6.5
$1.3
$8.7
$6.5
$1.4
$9.7
$6.8
$1.6
$9.9
$7.7
$1.7
2005
2006
2007
2008
2009

	2005	2006	2007	2008	2009	% Change 09 vs. 08	% Change 09 vs. 05
EMEA	$7.6	$8.6	$8.7	$9.7	$9.9	2.5%	31.2%
Asia Pacific	$5.6	$6.5	$6.5	$6.8	$7.7	12.3%	36.1%
Latin America	$1.1	$1.3	$1.4	$1.6	$1.7	3.6%	58.2%
Total international	$14.3	$16.3	$16.6	$18.1	$19.3	6.3%	35.1%

4

U.S./Canada Box Office U.S./Canada box office reached $10.6 billion in 2009, up 10.1% over 2008, and up 20.3% over five years ago. The 3D market was a key growth driver – 11% of 2009 box office, or $1.1 billion, came from 3D showings. U.S./Canada Box Office (US$ Billions) Source: Rentrak Corporation $12 $10.6 $9.6 $9.6 $10 $9.1 $9.2 $9.3 $9.2 $8.8 $8.1 $7.5 $8 $6 $4 $2 $0 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 U.S./Canada Box Office $7.5 $8.1 $9.1 $9.2 $9.3 $8.8 $9.2 $9.6 $9.6 $10.6% Change vs. Prior Year 2.5% 8.0% 12.1% 0.6% 1.5% -5.1% 4.1% 4.9% 0.0% 10.1% % Change vs. 2009 41.3% 30.7% 16.6% 15.9% 14.1% 20.3% 15.6% 10.1% 10.1% n/a Spotlight: 3D Box Office (US$ Billions) Source: Rentrak Corporation, MPAA incorporating Screen Digest and other sources 3D box office 2D box office $12 $10.6 $9.6 $9.6 $10 $9.2 $8.8 $8 $6 $4 $2 1% 1% 2% 11% $-2005 2006 2007 2008 2009% Change % Change 2005 2006 2007 2008 2009 09 vs. 08 09 vs. 05 3D box office $0.04 $0.09 $0.13 $0.24 $1.14 375.3% 2995.6% 2D box office $8.78 $9.09 $9.50 $9.40 $9.47 0.8% 7.8% Total box office $8.82 $9.18 $9.63 $9.63 $10.61 10.1% 20.3% 5 l

U.S./Canada Attendance U.S./Canada movie admissions, or tickets sold, reached a five year high at 1.4 billion in 2009. Admissions rose 5.5% from 2008, the first increase in two years. The national average of tickets sold per person (admissions per capita) increased to 4.3 in 2009, the first increase since 2002. U.S. & Canada Admissions (Billions) Source: Rentrak Corporation, NATO 1.80 1.57 1.60 1.52 1.50 1.43 1.40 1.40 1.42 1.39 1.38 1.34 1.40 1.20 1.00 0.80 0.60 0.40 0.20 0.00 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 U.S./Canada Admissions (Blns) 1.39 1.43 1.57 1.52 1.50 1.38 1.40 1.40 1.34 1.42% Change vs. Prior Year -3.4% 3.0% 9.2% -3.0% -1.5% -8.1% 1.8% -0.2% -4.1% 5.5% % Change vs. 2009 1.6% -1.4% -9.7% -6.8% -5.5% 2.8% 1.0% 1.1% 5.5% n/a The national average of tickets sold per person (admissions per capita) increased to 4.3 in 2009, the first significant increase since 2002. U.S./Canada Admissions per Capita (Tickets Sold Per Person Aged 2+) Source: Rentrak Corporation, NATO, U.S. Census Bureau, Statistics Canada 6.0 5.2 4.8 4.9 4.8 4.7 5.0 4.4 4.4 4.4 4.3 4.2 4.0 3.0 2.0 1.0 0.0 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 6 l

Spotlight: Attendance Demographics Over two-thirds of the population (67%) – or 217.1 million people – went to the movies in 2009 accounting for the 1.4 billion in admissions (ticket sales). The average amount of times a year that moviegoers attend the movies is 6.5. 2009 Demographic Summary2 U.S./Canada population U.S./Canada ages 2+ movie admissions Annual tickets Admissions: Non- Moviegoers Moviegoers 2009 tickets sold per Moviegoer moviegoers 67% 33% 217.1 million 6.5 1.4 billion Frequent moviegoers, the locomotive of the industry, are just 10% of the population – or 32 million people, but bought half of all tickets sold in 2009. The frequent moviegoer proportion of ticket sales holds relatively constant across all demographic groups. Moviegoer Proportion of Population and Tickets Sold Non-moviegoers Infrequent moviegoers Occasional moviegoers Frequent moviegoers 67% Frequency definitions: Population 32% 10% 47% 10% Frequent= Once a month or more Occasional= Less than once a month Infrequent= Once in 12 months Tickets sold 2% 48% 50% 0% 20% 40% 60% 80% 100% 2 MPAA’s demographic attendance analysis is based on Corporation. In 2009, the survey research was adjusted to cover (1) calendar year, rather than summer-to-summer; (2) all age groups of movie ticket age (2+), rather than 12+ only; and (3) account for combined U.S./Canada 2+ aged population to correlate with the combined U.S./Canada attendance figure. Due to these changes, the analysis does not contain comparison 7 to prior years. Note that all demographics are based on U.S. surveying only. l

Spotlight: Attendance Demographics Women buy a higher percentage of movie tickets (55%, or 778 million tickets) than they represent of the population (51%), and more than men buy (45%). Gender Proportion of Total Population, Moviegoers and Tickets Sold Female Male Population 51% 49% Moviegoers 52% 48% Tickets sold 55% 45% 0% 25% 50% 75% 100% Young people from 12-24 represent about one-quarter of moviegoers, or more than 52 million moviegoers, and one-third of tickets sold, much larger proportions than they represent of the population (19%). In total, moviegoers 24 years old and under buy nearly half of total movie tickets. Age Group Proportion of Total Population, Moviegoers and Tickets Sold 2-11 12-17 18-24 25-39 40-49 50-59 60+ Population 14% 9% 10% 21% 15% 14% 18% Moviegoers 15% 12% 12% 23% 15% 11% 11% Tickets sold 13% 15% 19% 20% 13% 9% 10% 0% 20% 40% 60% 80% 100% Although Caucasians make up the majority of the population, moviegoers (140 million), and ticket sales, Hispanics are more likely to go to movies. 37 million Hispanic moviegoers purchased 300 million movie tickets in 2009, a per moviegoer rate of more than 8 tickets a year, the highest rate of any ethnic group. Ethnicity Proportion of Total Population, Moviegoers and Tickets Sold Caucasian Hispanic African-American Other Population 66% 15% 12% 6% Moviegoers 64% 17% 12% 7% Tickets sold 60% 21% 11% 8% 0% 20% 40% 60% 80% 100% 2009 Moviegoers: 217.1 million | 2009 Total Admissions 1.4 billion 8 l

Spotlight: Frequent Moviegoers

There are 32 million total frequent moviegoers – people who attend a movie once a month or more. Frequent movie going peaks between the ages of 18 and 24, with 6.3 million frequent moviegoers in that age group, 20% of the total. Both the 12-17 and 25-39 age groups also represent similar percentages and numbers of the frequent movie going population.



Frequent Moviegoers (millions) by Age and Gender
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1.4 1.3
2.6 3.2
3.1 3.4
2.9 3.3
2.2 2.3
1.4 1.5
1.5 2.0
2-11
12-17
18-24
25-39
40-49
50-59
60+
Males
Females

	2-11	12-17	18-24	25-39	40-49	50-59	60+
% of Population	13.6%	8.5%	9.7%	20.8%	15.0%	13.9%	18.5%
% of Frequent Moviegoers	8.7%	18.0%	19.8%	19.7%	14.0%	9.1%	10.7%
No. of Frequent moviegoers (m)	2.8	5.7	6.3	6.3	4.5	2.9	3.4

The male/female split of moviegoers is nearly even for most ethnicities, with the exception of Hispanics. Among Hispanics, there are 1.5 million more frequent moviegoers who are female than male, despite the fact that the Hispanic population is 51% male.*



Frequent Moviegoers (millions) by Ethnicity and Gender
12.0
10.0
8.0
6.0
4.0
2.0
0.0
1.3 1.5
9.8 9.7
2.6 4.1
1.4 1.9
African Americans
Caucasians
Hispanics
Others
Males
Females

	African American	Caucasian	Hispanic	Other
% of Population	12.1%	66.1%	15.5%	6.3%
% of Frequent Moviegoers	8.8%	60.5%	20.4%	10.3%
No. of Frequent Moviegoers (m)	2.8	19.5	6.6	3.3

*Note: based on small sample size.

Please see appendix for further demographic breakouts.

9

Theatrical vs. Other Entertainment Movie theaters continue to draw more people than all theme parks and major U.S. sports combined. 2009 Attendance Source: Rentrak Corporation, NATO, IAAPA, Sports Leagues 1,600 NFL, 17.6 1,415 1,400 NHL, 21.3 1,200 NBA, 1,000 22.1 800 MLB, 600 80.1 342 400 133 200 0 Cinemas Theme Parks* Sports The average ticket price increased by 32 cents in 2009, comparable to the increase in 2008. Movie going remains the most affordable entertainment option, the only option for a family of four under $50 dollars. Average Annual Cinema Ticket Price (US$) Source: NATO, Bureau of Labor Statistics 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 Average Ticket Prices $5.39 $5.66 $5.81 $6.03 $6.21 $6.41 $6.55 $6.88 $7.18 $7.50% Change vs. Previous Year 6.1% 4.9% 2.7% 3.8% 3.0% 3.2% 2.2% 5.1% 4.3% 4.4% % Change vs. 2009 39.0% 32.6% 29.1% 24.4% 20.7% 17.0% 14.5% 8.9% 4.4% n/a CPI % Change 3.4% 2.8% 1.6% 2.3% 2.7% 3.4% 3.2% 2.8% 3.8% -0.4% Average Ticket Price for a Family of Four (US$) Source: NATO, Sports Leagues, International Theme Park Services $0 $50 $100 $150 $200 $250 $300 $350 NFL Destination Theme Parks NBA NHL Regional Theme Parks MLB Cinemas *2008 estimate. 10 l

Films Films produced by U.S. production companies declined over the past three years. In 2009, the number of films released in domestic theaters decreased 12%, the first decline since 2003. This drop, mainly from MPAA member studio subsidiaries and independent distributors, came in the aftermath of labor issues in 2007-2008 and the economic downturn. Films Rated, Produced and Released Domestically Source: CARA, MPAA incorporating H.R., Variety, Baseline, and IMDB, Rentrak Corporation Rated Produced Released 1000 900 800 700 600 500 400 300 200 100 0 2005 2006 2007 2008 2009 2005 2006 2007 2008 2009 09 vs. 08 09 vs. 05 Film ratings3 931 853 839 896 793 -11.5% -14.8% U.S. films produced4 920 928 909 716 677 -5.4% -26.4% Films released in theaters5 507 594 609 633 558 -11.8% 10.1% Despite a decline in film releases in 2009, non-MPAA-affiliated independents continue to release the most films, with 72% of all films released. MPAA member studios, including specialty divisions (subsidiaries), released 28% of films. 3-D releases are a key growth category; in 2009, 20 films – or 4% of releases – were released with digital 3D versions, more than double the 2008 total. Spotlight: Films Released Domestically Source: Rentrak Corporation, MPAA 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 Change Films released 479 454 475 455 489 507 594 609 633 558 -75 — Digital 3D films 0 0 0 2 2 6 8 6 8 20 +12 MPAA member total 191 183 205 180 179 194 204 189 168 158 -10 — MPAA studios 103 108 123 102 100 113 124 107 108 111 +3 — MPAA studio subsidiaries 88 75 82 78 79 81 80 82 60 47 -13 Non-members 288 271 270 275 310 313 390 420 465 400 -65 3 Note that films may be rated or re-rated months or even years after production. Includes non-theatrical films. 4Historical films produced data has been updated, incorporating unique titles from additional sources to capture the full market of films produced. Films produced is the number of full-length feature films beginning production in a given year, with a U.S. production company involved, including both U.S. productions and co-productions, not including documentaries. 11 5 Data updated due to change of source to Rentrak Corporation. Includes all titles released that earned box office in the year. l

Top 25 Films in 2009

PG-13 films continue to dominate the top 25, with 13 films in the top 25. PG films were more popular in 2009; two of the top five films, and nine of the top 25 films, were rated PG. Last year, none of the top five films, and only five of the top 25 were rated PG.

Top 25 Films by U.S./Canada Box Office Earned in 2009 (US$ Billions)

Source: Rentrak Corporation, CARA

Rank	Title	Distributor	Box Office (USD MM)	Rating
1	Transformers: Revenge of the Fallen	Paramount	$402.1	PG-13
2	Harry Potter and the Half Blood Prince	Warner Bros.	302.0	PG
3	Up	Disney	293.0	PG
4	The Twilight Saga: New Moon*	Summit	284.5	PG-13
5	Avatar*	Fox	283.6	PG-13
6	The Hangover	Warner Bros.	277.3	R
7	Star Trek	Paramount	257.7	PG-13
8	Monsters vs. Aliens	Paramount	198.4	PG
9	Ice Age: Dawn of the Dinosaurs	Fox	196.6	PG
10	The Blind Side*	Warner Bros.	196.6	PG-13
11	X-Men Origins: Wolverine	Fox	179.9	PG-13
12	Night at the Museum: Battle of the Smithsonian	Fox	177.2	PG
13	The Proposal	Disney	164.0	PG-13
14	2012*	Sony	162.3	PG-13
15	Fast & Furious	Universal	155.2	PG-13
16	G.I. Joe: The Rise of Cobra	Paramount	150.2	PG-13
17	Paul Blart: Mall Cop	Sony	146.3	PG
18	Taken	Fox	145.0	PG-13
19	Gran Torino**	Warner Bros.	142.2	R
20	Disney's A Christmas Carol*	Disney	136.9	PG
21	Angels & Demons	Sony	133.4	PG-13
22	Terminator Salvation	Warner Bros.	125.3	PG-13
23	Cloudy With a Chance of Meatballs*	Sony	123.8	PG
24	Alvin and the Chipmunks: The Squeakquel*	Fox	120.7	PG
25	Inglourious Basterds	TWC	120.5	R

*Film still in theaters in 2010; total reflects box office earned from January 1, 2009 – December 31, 2009

**Film opened in 2008; total reflects box office earned from January 1, 2009 - December 31, 2009

12

U.S. Screens

There are 6,039 movie theaters in the U.S. The industry continues to shift towards theaters with more screens, with Megaplexes (16 or more screens) representing the main theater growth. An 8% decline in the number of Miniplexes (2-7 screens) means that almost half of the cinema screens in the country are now located in Multiplexes (8-15 screens).

U.S. Theaters by Type

Source: Rentrak Corporation

	2007	2008	2009	% Change 09 vs. 08
Single Screen	1,748	1,747	1,677	-4.0%
Miniplexes (2-7 screens)	2,296	2,215	2,043	-7.8%
Multiplexes (8-15 screens)	1,617	1,679	1,681	0.1%
Megaplexes (16+ screens)	616	628	638	1.6%
Total Theaters	6,277	6,269	6,039	-3.7%

Percentage of U.S. Screens by Theater Type

Source: Rentrak Corporation


Single screens 4%
Miniplexes 21%
Multiplexes 46%
Megaplexes 29%

U.S. Theater Screens

Source: Rentrak Corporation

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Indoor Screens	36,679	36,110	34,630	35,499	35,993	38,143	38,943	39,347	39,476	39,028
Drive in Screens	717	654	650	647	601	709	725	730	718	689
Total Screens	37,396	36,764	35,280	36,146	36,594	38,852	39,668	40,077	40,194	39,717
% Change vs. Previous Year	0.6%	-1.7%	-4.0%	2.5%	1.2%	6.2%	2.1%	1.0%	0.3%	-1.2%
% Change vs. 2009	6.2%	8.0%	12.6%	9.9%	8.5%	2.2%	0.1%	-0.9%	-1.2%	n/a

13

Worldwide Screens Worldwide cinema screens have remained constant over the past five years at just under 150,000 screens. During that period, however, the growth in digital screens has accelerated. More than 16,000 screens, or 11% of the total, are now digital. International screens – particularly in Europe –constituted the majority of global digital screen growth in 2009. As a result, for the first time ever there are now more digital screens internationally than in the U.S. and Canada. Total 2009 Cinema Screens by Format Source: Screen Digest, Rentrak Corporation Analog Digital Non 3-D Digital 3-D 60,000 50,000 40,000 30,000 20,000 10,000 0 U.S./Canada EMEA Asia Pacific Latin America Digital Screens Source: Screen Digest International U.S./Canada 18,000 16,405 16,000 14,000 86% 12,000 8,669 10,000 8,800 8,000 6,455 3,141 6,000 1,805 4,000 2,996 7,736 5,659 (45%) 982 4,650 2,000 848 (63%) (72%) 2,014 0 2005 2006 2007 2008 2009 14 l

Spotlight: 3D Screens

The fastest growing sector of digital screens is 3D. The number of digital 3D screens worldwide more than tripled in 2009, reaching 8,989, or about 6% of screens in the world. Digital 3D represents about half (55%) of all digital screens in the world, and a higher percentage in certain regions.

Worldwide Digital 3D Screens

Source: Screen Digest

	2005	2006	2007	2008	2009	% of digital
U.S./Canada	84	206	994	1,514	3,548	45.9%
EMEA	0	12	211	594	3,495	74.3%
Asia Pacific	0	35	80	344	1,584	45.0%
Latin America	0	5	14	91	362	80.6%
World Total	84	258	1,299	2,543	8,989	54.8%
% change vs. previous year	n/a	207%	403%	96%	253%	25.9%

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Appendix l

Breakout: Attendance by Gender Women buy a higher percentage of movie tickets (55%, or 778 million tickets) than they represent of the population (51%), and more than men buy (45%). Gender Proportion of Total Population, Moviegoers and Tickets Sold Female Male Population 51% 49% Moviegoers % 52% 48% (m) 113 104 Tickets sold % 55% 45% (m) 778 637 0% 25% 50% 75% 100% A higher percentage of women than men are moviegoers in all categories of frequency. In total, there are 113 million female moviegoers, compared to 104 million male moviegoers. Moviegoing Frequency by Gender Never Infrequent Occasional Frequent 67% Male 34% 10% 47% 10% 69% Female 31% 11% 48% 10% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% Women also have higher attendance per capita (4.7 tickets per year) and attendance per moviegoer (6.9 tickets per year) averages than men. Annual Attendance Averages by Gender Per capita Per moviegoer 8.0 6.9 6.1 6.0 4.7 4.0 4.0 2.0 0.0 Female Male 2009 Moviegoers: 217.1 million | 2009 Total Admissions 1.4 billion 17 l

Breakout: Attendance by Age Young people aged 12-24 represent the highest proportions of moviegoers and tickets relative to their population. They also attend the movies eight or more times a year, more than double the national average. In total, people aged 24 and under bought about 47% of tickets. Age Group Proportion of Total Population, Moviegoers and Tickets Sold 2-11 12-17 18-24 25-39 40-49 50-59 60+ Population 14% 9% 10% 21% 15% 14% 18% Moviegoers % 15% 12% 12% 23% 15% 11% 11% (m) 33 26 26 50 33 25 25 Tickets sold % 13% 15% 19% 20% 13% 9% 10% (m) 180 217 265 289 188 133 144 0% 20% 40% 60% 80% 100% Moviegoing Frequency by Age Never Infrequent Occasional Frequent 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 2-11 23% 11% 60% 6% 12-17 4% 7% 68% 21% 18-24 16% 9% 55% 20% 25-39 26% 12% 53% 9% 40-49 32% 12% 47% 9% 50-59 44% 12% 38% 6% 60+ 58% 9% 27% 6% Annual Attendance Averages by Age 12.0 10.1 10.0 8.4 8.3 7.9 8.0 5.8 5.7 5.8 5.3 5.3 Per capita 6.0 4.1 4.3 3.9 4.0 3.0 Per moviegoer 2.4 2.0 0.0 2-11 12-17 18-24 25-39 40-49 50-59 60+ 2009 Moviegoers: 217.1 million | 2009 Total Admissions 1.4 billion 18 l

Breakout: Attendance by Ethnicity Hispanics buy a higher percentage of tickets (21%), relative to their population size (16%), while Caucasians buy a lower percentage. Hispanics also have the highest per capita (6.0) and per moviegoer (8.2) annual attendance averages. Ethnicity Proportion of Total Population, Moviegoers and Tickets Sold Caucasian Hispanic African-American Other Population 66% 15% 12% 6% Moviegoers % 64% 17% 12% 7% (m) 139 37 27 15 Tickets sold % 60% 21% 11% 8% (m) 845 300 158 112 0% 20% 40% 60% 80% 100% Hispanics and Other ethnicities have the highest percentages of all moviegoers (73-74%) of their populations), and of frequent moviegoers (13-16%). Moviegoing Frequency by Ethnicity Never Infrequent Occasional Frequent African American 31% 12% 50% 7% Caucasian 34% 11% 46% 9% Hispanic 26% 7% 54% 13% Other 27% 12% 45% 16% 0% 20% 40% 60% 80% 100% Annual Attendance Averages by Ethnicity 10.0 8.2 7.5 8.0 6.0 6.1 5.9 5.5 6.0 4.0 4.0 Per capita 4.0 Per moviegoer 2.0 0.0 Hispanic Other Caucasian African American 2009 Moviegoers: 217.1 million | 2009 Total Admissions 1.4 billion 19 l

Breakout: Attendance by Income The highest income group, households of income $75,000 and above, are more likely to be moviegoers and particularly frequent moviegoers. However, among moviegoers in all types of households, there is not a major difference in average annual attendance per moviegoer. Income Proportion of Total Population, Moviegoers and Tickets Sold Less than 25K 25K-50K 50K-75K 75K+ Population 18% 23% 19% 39% Moviegoers % 14% 23% 20% 47% (m) 29 49 43 101 Tickets sold % 12% 22% 19% 47% (m) 172 315 265 663 0% 20% 40% 60% 80% 100% Moviegoing Frequency by Income Never Infrequent Occasional Frequent Less than 25K 50% 10% 34% 6% 25K-50K 34% 12% 45% 9% 50K-75K 30% 10% 49% 11% 75K+ 21% 10% 57% 13% 0% 20% 40% 60% 80% 100% Annual Attendance Averages by Income 8.0 6.4 6.6 7.0 6.2 5.9 6.0 5.2 5.0 4.2 4.3 4.0 Per capita 2.9 3.0 Per moviegoer 2.0 1.0 0.0 Less than 25K 25K-50K 50K-75K 75K+ 2009 Moviegoers: 217.1 million | 2009 Total Admissions 1.4 billion 20